2Q 2009 Operating Performance July 13, 2009

2Q ’09 Operating Performance Activity & Accomplishment Steel Industry Environment 2009 Business Plan Figures provided in this presentation are based on unaudited financial statements of the Company. Certain contents in this presentation are subject to change during the course of auditing process.

Executive Summary Despite weak market, sales increased through developing new market Fierce competition led to sharp drop in price and decline in earnings Executive Summary Crude Steel Production Finished Product Sales Revenue 6,145 ’09.1Q 2Q 7,132 +16.1% (in thousand tons) 5,955 ’09.1Q 2Q 7,012 +17.7% 6,471 ’09.1Q 2Q 6,344 ¡÷2.0% Operating Income 373 ’09.1Q 2Q 170 ¡÷54.4%

4 Production/Sales (in thousand tons) Blast Furnace High-Mill STS 15.3% — 26.7% 6,787 18 327 5,887 - 258 7,575 417 437 47.8% — 2,738 (39.0) 1,853 (31.1) 2,394 (29.9) Export (%) 2009 1Q QoQ 443 4,274 7,012 6,796 7,132 2009 2Q 2008 2Q ¡÷45.6% 4.2% 17.7% 17.1% 16.1% 814 4,102 5,955 5,802 6,145 856 5,625 8,019 8,114 8,429 Domestic Crude Steel Finished Product F/P Sales F/P Inventory ?? Production ·sales up and inventory down due to active sales effort — Production cut : 25% (’09.1Q) ¡ú 15% (2Q) * YoY, crude steel production base

5 Sales by Products (in thousand tons) Total 8,019 5,955 7,012 17.7% Others 302 249 308 23.7% Wire Rod 507 432 506 17.1% Cold Rolled 3,334 1,921 2,678 39.4% Elec. Steel 243 175 205 17.1% 2009 1Q QoQ 308 1,108 1,899 2009 2Q 2008 2Q 27.8% ¡÷4.2% 6.6% 241 1,156 1,781 404 1,160 Hot Rolled 2,069 Plate S T S ?? Sales increased due to developing new customers in emerging market — CR : expanded export by quickly reacting to stimulus measures in key countries — STS : demand grew in expectation of nickel & stainless price increase — Plate : new orders slowed as shipbuilders work through high inventory level

6 Income Summary (in billion KRW) * EBITDA 2,363 851 679 ¡÷20.2% 2009 1Q QoQ 431 2.7% 170 5,893 6,344 2009 2Q 2008 2Q 32.6% — ¡÷54.4% 1.3% ¡÷2.0% 325 5.8% 373 5,815 6,471 1,476 25.3% 1,885 5,202 7,458 OP Margin Revenue CoGS Operating Income Net Income ?? Early price cut reflecting weak market & lower raw mat’l cost — HR ¡÷20%, CR ¡÷17%, etc. (from May 15th shipment) ?? Fierce competition led to drop in export price and decline in earnings — Export price (carbon steel) : U$ 742 (’09.1Q) ¡ú U$ 574 (2Q)

7 ¡ùKey Factors of 2Q Operating Income 7,012 39.0 ’09.1Q 2Q 31.5 5,955 Export (%) <Export by Region> (’09.2Q,%) F/P Sales (in thousand tons) China 33.8 S.E.A 19.0 Japan 10.2 Others 32.1 US 2.8 EU 2.1 FY09 raw mat’l usage (%) F/X rate (quarterly average) ¡ù FY09 contract price [Iron Ore] . Lump : ¡÷44.5% . Fine : ¡÷ 28% ~ ¡÷ 33% [Coal] . HCC : ¡÷57% . PCI : ¡÷64% £Ü/$ ’09.1Q 2Q £Ü/¥ 1,290.0 1,406.9 13.3 15.1 Iron Ore Coal 55.4 33.0 74.4 71.8 47.4 13.7 Apr. ’09. May Jun ASP (carbon steel only) ’09.1Q 2Q 987 Exports KRW 810K/t U$574 U$742 ¢Ñ FY09 contract price to be fully realized from 3Q, lowering total CoGS by KRW 300bn/month

8 (in billion KRW) ¡÷54.4% — 170 (2.7%) 373 (5.8%) 1,885 (25.3%) Operating income (OR Margin) S G & A 371 283 280 ¡÷1.1% 2009 1Q QoQ 431 (6.8%) ¡÷35 3 124 197 ¡÷14 275 451 (7.1%) 6,344 2009 2Q 2008 2Q 32.6% — - ¡÷93.5% 2.5% — - 663.9% ¡÷31.3% — ¡÷2.0% 325 (5.0%) ¡÷17 46 121 ¡÷120 6 36 656 (10.1%) 6,471 1,476 (19.8%) 13 14 102 ¡÷27 ¡÷47 55 2,256 (30.2%) 7,458 Interest income Dividend income Equity method gain FX related gain Others Revenue Gross income (Gross Margin) Non-op income Net income (Profit Margin) Summarized Income Statement (POSCO)

9 Financial Structure Non-current 22,113 23,968 25,060 4.6% Assets Current Assets 2009 1Q QoQ 28,309 7,132 9,329 12,578 37,638 2009 2Q 2008 2Q 2.7% 2.5% ¡÷3.6% ¡÷5.2% 1.1% 27,555 6,960 9,680 13,267 37,235 26,279 2,956 6,817 10,983 33,096 Debt Assets Liabilities Equity ?? Assets up slightly due to domestic investment and reduced inventory ?? Electrical steel expansion, G) No.1 HR renovation increased non-current assets ?? Managing lower raw material inventory decreased current assets * Changes in debt ’09.2Q — CP issuance (KRW 300 bn) — Foreign short-term loan (U$156 mn) (in billion KRW)

10 (in billion KRW) Interest bearing debt 2,956 6,960 7,132 2.5% Total liability & Equity 33,096 37,235 37,638 1.1% Investment securities Fixed assets 6.5% 3.5% 9,325 15,507 8,755 14,978 8,463 13,358 Cash equivalent assets Notes receivable Inventory 26.9% ¡÷13.0% ¡÷32.5% 5,988 2,505 3,590 4,717 2,879 5,319 3,536 2,420 4,852 Total assets 33,096 37,235 37,638 1.1% 2009 1Q QoQ 28,309 2,939 6,390 9,329 25,060 12,578 2009 2Q 2008 2Q 2.7% ¡÷9.7% ¡÷0.6% ¡÷3.6% 4.6% ¡÷5.2% 27,555 3,253 6,427 9,680 23,968 13,267 26,279 3,684 3,133 6,817 22,113 10,983 Current liabilities Non-current liabilities Current assets Non-current assets Liabilities Equity * Cash equivalent assets: cash & cash equivalents, short-term financial instruments, trading securities Summarized Statement of Financial Position (POSCO)

11 Equity 27,054 28,227 28,992 2.7% Liabilities 14,116 19,707 18,640 ¡÷5.4% Net income 1,468 399 427 7.0% ¡÷40.3% — 350 (3.9%) 586 (6.7%) 2,142 (20.2%) Op income (Margin) 2009 1Q QoQ Assets Revenue 47,632 8,922 2009 2Q 2008 2Q ¡÷0.6% 1.5% 47,934 8,788 41,170 10,579 B/S I/S 74 37 111 ’09.1Q 73 37 110 ’08/E ’09.2Q Total 104 Overseas 70 Domestic 34 7,132 200 182 ’09.2Q 6,145 128 172 8,284 165 219 7,766 195 234 POSCO Zhangjiagang POSCO SS ’07 ’08 ’09.1Q ?? Steel subsidiaries and E&C contribution to Revenue and OP increased No. Consolidated Subsidiaries Consolidated Crude Steel Prod’n (quarter avg.) (in thousand tons) (in billion KRW) Consolidated Financial Summary

12 IT & Others 8 14 ¡÷2 — Energy 13 24 18 ¡÷25.0% E & C 110 52 95 82.7% IT & Others 153 144 142 ¡÷1.4% Energy 148 111 77 ¡÷30.6% E & C 1,480 1,615 1,966 21.7% QoQ 586 438 348 8,788 11,276 9,406 2009 1Q Consolidated ¡÷40.3% ¡÷24.2% ¡÷36.5% 1.5% 4.5% 2.0% 10,579 8,922 Steel 2,117 221 Steel 11,460 9,595 Consolidated 2,142 350 Total 2,248 332 Total 13,241 11,780 OP Income 2009 2Q 2008 2Q Revenue Income by Sectors Consolidated Financial Summary (in billion KRW)

13 2009.1Q 2009.2Q 2009.1Q 2009.2Q 2009.1Q 2009.2Q 28,992 36,133 32,923 2,091 588 531 28,227 35,371 32,115 2,073 566 617 Equity Steel E & C Energy IT & Others 47,632 56,622 47,791 6,234 1,302 1,295 Consolidated 18,640 20,489 14,868 4,143 714 764 47,934 19,707 15,386 5,170 584 775 47,501 7,243 1,150 1,392 Total 57,286 21,915 Assets Liabilities (%) 69.8 5.6 6.7 ¡÷19.8 1Q 2Q 65.7 16.4 12.8 ¡÷6.7 4Q 2009 Liab./Equity 48.6 52.2 62.0 64.3 ROE 16.4 19.3 18.7 5.8 OP Income 17.7 20.2 18.2 3.9 2008 1Q 2Q 3Q Sales Growth 3.2 24.8 10.9 1.5 Financial Ratios Financial Position by Sector Consolidated Financial Summary (in billion KRW)

14 2Q ’09 Operating Performance Activity & Accomplishment Steel Industry Environment 2009 Business Plan

Strengthen Responsiveness to Crisis

Improve business speed by enacting integrated emergency management

- Maximized efficiency through synchronization of entire process

Raw mat'l inventory (day)				Utilization Ratio (%)		F/P inventory (in thousand tons)	
Iron Ore		Coal					
1Q	2Q	1Q	2Q	1Q	2Q	1Q	2Q
43	31	45	22	75	85	814	443

Minimized losses through tight control of risk

- Implement flexible operation in response to changing raw material price
  - Swift adjustment to high HMR operation as scrap prices turn strong
    - HMR (hot metal ratio) : 78.7% (Apr.'09) → 80.8% (May) → 83.9% (Jun)

- Minimize receivables and delayed payments
  - Notes receivable (in trillion KRW) : 2.9 ('09.3/E) → 2.5 (6/E)

- Reinforce cost saving to cope with changing operational conditions
  - Cost saving in 1H.'09 (in billion KRW) : 838.4, progress 65% ('09 target: 1,295.5)

15

Expand Domestic·Overseas Market Base

▪ Maintain domestic competitiveness with improved service & technology

• Closed price-gap with domestic peers and imports by cutting domestic price

Domestic HR Price (U$/ton)			Spot Price (U$/ton)	
POSCO	Peers	Import (Japan,FOB)	Japan	China
544	560	500	620	482

* 1st week of July, F/X rates : ₩1,250/$, ¥100/$, RMB 6.83/$

• Reduce import dependency with development & sales of substitute products*

*Mostly premium products ex) strict thickness PO, Hyper NO, super light·solid HGI, etc.

• Help customer to reduce cost by optimizing product supply mix

- Supply low-cost alternative for auto panel, improve property·size for switchbox panel

☞ **Domestic market share : 44% ('08/E) → 48% ('09.6/E)**

▪ Expand exports by making full use of global marketing infrastructure

• SCM bases led better customer service by prompt response to shortened delivery

- 4 new SCMs added in 2Q : China, Japan, Malaysia, Mexico (Total 40 SCM, '09.6/E)

• Incentivizing trading agents to promote development of new customer

☞ **Order from new customer in 1H'09 : 645Kt (239customers)**

16

Continue Growth Investment

- **Capacity expansion for premium products**
  - Complete capacity expansion & renovation of electrical steel (Jun.'09)
    - GO capacity : 170 → 250Kt/yr, Premium NO ratio : 25 → 37%
  - Complete renovation of High-Mill & development of CEM Process (Apr.'09)
    - Expand premium steel production & enhance productivity · product quality
- **Strengthen market base for STS division**
  - Signed MOU to acquire Taihan ST (May '09) : equity stake 19.9→ 85.0%
    - Improve STS profitability with focus on high-value-added CR product
- **Investment to secure global growth**
  - Continue downstream investment to build strong local marketing bases
    - Vietnam CRM (~Sept.'09), Mexico CGL (~Jul.'09), U.S API pipe JV (~Sept.'09)
  - Signed MOU w/ KDB for overseas investment & resource development (Jun.'09)
- **Continued investment for raw material development**
  - To construct Fe-Mn Plant to improve self-sufficiency for essential raw mat'l
    - 75Kt/yr plant in Gwangyang Works (Apr.'10~ Sept.'11)
  - Acquire 16.7% equity of Jupiter Mines (Australian iron-ore development company)

17

Strengthen cost & technology competitiveness

Strengthen continuing cost saving activity

- '09.1H result : KRW 838.4bn, progress 65% ('09 target : 1,295.5bn)
  - Expand use of cheaper raw mat'l : low cost sintered-ore, PCI, etc.

< Cost Savings Results >


(in billion KRW)
1,112.1
828.7
738.2
1,295.5
838.4
(result)
2006
2007
2008
2009(Target)
Others
77.8
Outsourcing
57.7
Maintenance
141.7
Raw Material
1,018.3

R&D to secure technology leadership

- Expand strategic product through World Best & World First* product development
  - WB&WF sales & op. margin : 599Kt, 21.4% ('09.1Q) → 709Kt, 17.2% (2Q)

    * Hyper NO, pre-primered steel sheet for high end home appliances, API 2W-60 for offshore structure, etc.
- Develop low-cost·high-quality breakthrough tech. : 22('09.6/E) → 122('09/E target)

  * On-line maintenance tech. of lower shaft in BF, technology to increase scrap input in the converter.

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Subsidiaries' Business Activities

Steel

- **Posco SS : Sign MOU to build long-product plant in Vietnam (May '09)**
  - 1Mt/yr (includes upstream facility), JV with VN Steel, largest steel company in Vietnam
- **Posrec : Begin refractory recycle business**
  - Plant construction : 20Kt/yr (Apr.'09.~Aug.), recycle ratio : 28%(1H '09) → 70%('10 target)

E & C

(Posco E&C)

- **Receive Sin-gal national housing reconstruction business (Apr.'09)**
  - Amount : KRW 115 bn, (612 units: 6th floor, 8 buildings)
- **Construct 'IFEX Arts Center' in Song-Do (May '09)**
  - Amount : KRW 101.3 bn (Main theater, opera house, etc. (14.5 acre))

Energy

(Posco Power)

- **Accelerate Fuel-cell business**
  - Complete 2.4MW fuel-cell power plant, Nowon(May), Signed MOU with Seoul City (May)
    - ☞ Establish foundation to expand development & use of metropolitan fuel-cell energy
- **Power plant business expansion (1st stage : 1,200MW)**
  - Dec.'08 ~ Jun.'11, progress 20% (total 2,400MW by 2014 planned)

I T

(Posdata)

- **Receive new orders for U-city business**
  - 'Gyungju Cultural Space', Pyung-taek Sosabul U-city
- **Discontinue Wibro business (Jul.'09)**
  - Difficult to sustain earnings due to market growth delay (KRW 78.7bn in '08)

19

20 2Q ’09 Operating Performance Activity & Accomplishment Steel Industry Environment 2009 Business Plan

21 66 64 60 57 54 55 57 55 61 59 63 51 49 48 42 34 27 29 30 32 30 33 117 113 108 99 88 82 86 85 92 89 96 0 50 100 150 Jul.’08 Sept. Nov. Jan.’09 Mar. May Global Crude Steel Production HR Price by Region ?? 2Q crude steel production showing slight upturn after sharp decline ?? Upward trend in steel consumption with improved condition of demand-industries * Source : worldsteel * Source : CRU, mysteel.com, MetalBulletin (in million tons) 519 462 444 432 448 573 551 529 485 485 474 452 556 524 488 475 524 524 400 500 600 Jan.’09 Feb. Mar. Apr. May. Jun. (US$/ton) EU China U.S Asia Other World ?? Global price hit bottom during 2Q, expect slight recovery in 2H ?? Major steelmakers start raising 3Q prices — Price increase (Jul) : A-Mittal +30€/t, TKS +25€/t, Nucor +30~40U$/t, Baoshan(HR) +88U$/t, etc. < Automotive Sales by Region > -40% ¡ú -34% -27% ¡ú -4% -28% ¡ú -19% -15% ¡ú +34% -24% ¡ú +15% Auto Sales Increase Rate U.S E.U Japan China Korea Jan.’09 ¡ú May (YoY) Global Steel Market

22 China Steel Market Composite Leading Indicator Steel Demand (Nominal) ?? Rising expectation for 8% GDP growth with massive stimulus packages ?? RMB 4tn stimulus plan, 10 key industries , auto & home appliance incentive plan, etc. ?? Urban fixed asset investment in May: +38.6% yoy (real: +45.8%, largest since ’98) Composite Leading Indicator (in 10 million ton) 4.5 4.1 4.1 3.9 4.0 4.7 4.3 4.6 5.3 5.3 5.8 4.9 -5.7 -11.1-14.2 -9.8 0.8 -0.1 10.6 6.0 9.9 17.2 0.0 1.0 2.0 3.0 4.0 5.0 6.0 ‘08.Jul Sep Nov ‘09.Jan Mar May -20 -10 0 10 20 30 40 (%, YoY) ?? Rising demand to accelerate with economy recovery in 2H ?? Nominal steel demand (Jan~ May): 8.7% YoY¡ü¡ú +13.8%(e) in ’09 (My Steel, ‘09.6) 2009 China economy growth forecasts (Previous ¡ú Revised) IMF (Jul.’09) OECD (Jun.‘09) GS (May ’09) BNPP(Jul.’09) 6.5% ¡ú 7.5% 6.3% ¡ú 7.7% 6.0% ¡ú 8.3% 7.7% ¡ú 8.2% Economy Composite Index Jan.’07 Jan.‘08 Jan.’09 Apr.

23 Domestic Steel Market ?? Demand industry utilization & steel price to increase, yet below ’08 level Inventory by Products Domestic HR Spot Price Shipbuilding vol. increase yoy despite sharp drop in new order — Shipbuilding forecast (in thous. GT) 25,600(’08) ¡ú 28,500(’09) Stagnating production to ease out from 2H & Expect yoy increase in 2010 — Automotive production (thous) 1,513(’09.1H) ¡ú 1,682(’09.2H) Steady recovery with domestic/global demand recover — Major 3 product production (thous) 5,187(’09.1H) ¡ú 5,225(’09.2H) More constructions with larger SOC investment, despite decline in housing sector — CAPEX (in trillion won) 73(’09.1H) ¡ú 85(’09.2H) Forecast on Demand Industry * Source : POSRI (Jul.’09) 0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 ‘08.Jan ‘09.Jan Feb Mar Apr May Jun 417 599 601 582 552 489 600 700 800 900 ‘08.Dec ‘09.Jan Feb Mar Apr (in thousand KRW/tons) Imports POSCO May Jun HR CR Plate Wire Rod 442 (in 10 thousand ton)

24 Raw Material Iron Ore Coal ?? Tight market continues as Chinese imports keep rise ?? FY’09 contract price settled — Rio Tinto : Fine U$58(¡÷33%), Lump U$69(¡÷44%) — Vale : Fine U$56(¡÷28%), Pellet U$73(¡÷48%) — BHPB : negotiating in line with Rio Tinto level ?? Expect tight S/D as miners cut production — Demand to rise in 2H w/ China economy recovery — Concerns for unfair trade from BHP-RioTinto JV ?? FY’09 contract price settled — HCC : U$129(¡÷57%), PCI: U$90/ton(¡÷63%) — Semi-soft : U$83 (¡÷65%) ?? Supply-demand condition reverse in May — Increased import to China: expect 20~25Mt in ’09 — Demand rise as steelmakers resume operation & Australia logistics cause more shipping delays -2 1,156 739 1,158 2012 (b) — (a) 7 -11 1 -25 China Demand (a) 845 860 949 1,063 950 587 2010 853 849 1,039 438 539 670 Supply (b) 2008 2009 2011 Iron Ore Supply/Demand Forecast Coal Supply/Demand Forecast Demand (a) 223 208 219 235 251 -5 246 18 2012 Supply (b) China 3 23 18 18 1 220 2010 — -3 -2 223 205 234 (b) — (a) 2008 2009 2011 (in million tons) (in million tons) * Source : Macquarie Research (Jul.’09), Trade volume * Source : Macquarie Research (Jul.’09), Trade Volume

25 Stainless Steel Nickel // Chrome Trend ?? Nickel — Spot price hike since May in expectation of global economy recovery & increasing STS production — Expect strong price of U$15K/ton or more in 2H09 ?? Chrome — Continued uptrend in FeCr mkt. & supply shortage — Expect price to hike due to increasing cost in South Africa & rising utilization rate of STS mills Global Ni, Cr Supply/Demand Forecast Cr. (b) — (a) 547 -644 552 399 Supply(b) 7,267 5,945 7,973 8,968 Demand(a) 6,727 6,588 7,421 8,569 (b) — (a) Supply(b) Demand(a) 1,388 1,232 1,258 1,362 -29 1,287 2010 1,315 1,218 1,355 Ni. 7 2011 73 2008 14 2009 ?? Asia — Korea : visible upturn of new orders as spot price rise & 2H economy recovery is expected — China : mills maintain full utilization rate due to increasing demand resulted from stimulus package ?? Europe — Prices turned uptrend due to low inventory level — 60~70% in utilization rate as new orders increase STS CR Price Trend (U$/ton) Aug.’08 Dec. Apr.’09 July 3,920 3,340 2,450 2,610 China 2,190 2,550 (Spot) Europe (Spot) 1,880 2,080 Market Trend (in thousand tons) * Source: Brookhunt (Jun.’09), CRU (Feb.’09)

26 2Q ’09 Operating Performance Activity & Accomplishment Steel Industry Environment 2009 Business Plan

27 2009 Business Plan * Investment : CAPEX (KRW 4.7tn), Overseas/Raw Material (0.8), Energy/New Business (0.1), Growth (1.7) 2.0 0.9 0.5 17.7 12.8 13.0 14.0 13.3 1H — Consolidated 7.2 3.0 2.1 - Consolidated 41.7 36.1 18.4 — Consolidated 34.7 31.3 17.3 5.3 2.1 13.0 15.1 16.5 2H • Operating Income 6.5 2.6 • Revenue 30.6 25.8 • Finished Product Sales 31.2 28.1 • Investment 4.9 7.3* 29.8 2009 • Crude Steel Production 33.1 2008 ?? 2H earnings to increase with new customer development & cost savings (in million tons, trillion KRW) The data above represents company’s internal objects, thus should not be used as a basis for investment decisions